CREDIT SUISSE COMMODITY STRATEGY FUNDS

ELEVEN MADISON AVENUE

NEW YORK, N.Y. 10010

January 6, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Credit Suisse Commodity Strategy Funds

Securities Act File No. 333-116212

Withdrawal of Post-Effective Amendment No. 20 to the Registrant’s Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Credit Suisse Commodity Strategy Funds (the “Registrant”) hereby respectfully requests that Post-Effective Amendment No. 20 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A filed on December 30, 2013, Accession No. 0001104659-13-092853, be withdrawn.

In making this request for withdrawal, the Registrant confirms that no securities have been sold, or will be sold, in reliance on the Amendment or pursuant to the prospectus and Statement of Additional Information contained therein.

Any questions or comments on this request should be directed to the undersigned at (212) 538-3082.

Very truly yours,

CREDIT SUISSE COMMODITY STRATEGY FUNDS

By:	/s/ Joanne Doldo
Joanne Doldo, Chief Legal Officer